[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 18, 2008

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation

Registration Statement on Form S-1

Filed May 8, 2008

File No. 333-150760

Dear Mr. Schwall:

As indicated in our letter dated June 18, 2008, we are writing on behalf of Noranda Aluminum Holding Corporation (the “Company”) in response to the Staff of the Securities and Exchange Commission’s letter (the “Comment Letter”) dated June 6, 2008, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company is submitting the enclosed materials in response to comment no. 13 set forth in the Comment Letter.

For your convenience, comment no. 13 is set forth below in bold, followed by the responses that are being provided on behalf of the Company and references to the enclosed supplemental information from third parties sources that the Company uses to support certain statements in the Registration Statement.

June 18, 2008

13.	We note a number of statements throughout this section and other sections of the registration statement for which you provide no objective, third-party support. Please provide for all unsupported statements a reference to a source that supports the statement. The following are some examples of unsupported statements:

•	We are a leading North American vertically integrated producer of value-added primary aluminum product and high quality rolled aluminum coils” on page 1;

•

“Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production” on page 1;

•

“Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America” on page 1;

•	“We own and operate one of the most modern and widest rolling mills in the world” on page 2;

•

“New Madrid has a secure supply of alumina from Gramercy at a net cost...50% below recent spot market prices…Gramercy has a secure long-term supply of bauxite from St. Ann whose cash cost is approximately 45% below current contracted market prices…” on page 4;

•	“Our downstream business’s largest rolling mill, the Huntingdon-West facility, is recognized as the fastest widest and most modern rolling facility in North America” on page 4; and

•	“The use of joint labor management safety team at each of our manufacturing facilities has led to a safety record which places us in the top quartile of domestic aluminum producers” on page 5.

“We are a leading North American vertically integrated producer of value-added primary aluminum product and high quality rolled aluminum coils.”

The Company respectfully advises the Staff that the Company believes the statement, “we are a leading North American vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils” to be true based on the following smelter statistics provided by Brook Hunt, a leading international mining and metals consulting firm: (i) the Company’s smelter in New Madrid ranks 4th (out of 14) among United States smelters in primary aluminum production; (ii) the Company’s New Madrid smelter ranks 3rd (out of 14) among United States smelters in cash costs; and (iii) the Company’s primary aluminum production accounts for approximately 10% of the United States production.

“Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production.”

June 18, 2008

Please see Attachment No. 1 containing data from Brook Hunt supporting the statement that the upstream business accounts for “approximately 10% of total United States primary aluminum production.”

“Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America.”

Please see Attachment No. 2 containing data from The Aluminum Association Industry Statistics supporting the statement, “one of the largest foil producers in North America.” According to these statistics, we are one of five companies that account for approximately 97% of total industry foil production, supporting our statement that we are “one of the largest foil producers in North America.”

“We own and operate one of the most modern and widest rolling mills in the world.”

The Company respectfully advises the Staff that it has revised its disclosure to refer to Huntingdon-West as “one of the most modern rolling mills in the world.” Please see Attachment No. 3 containing an article from “The Manufacturer,” stating “The most advanced machinery available was built to [the Company]’s specifications by manufacturers in France and Germany.” Thus, when the Huntingdon-West facility was built, according to “The Manufacturer,” it was the most modern facility. No rolling mill facilities have been built in North America since Huntingdon-West; therefore, it remains “the most modern rolling facility in North America.”

“New Madrid has a secure supply of alumina from Gramercy at a net cost...50% below recent spot market prices…Gramercy has a secure long-term supply of bauxite from St. Ann whose cash cost is approximately 45% below current contracted market prices…”

The Company respectfully advises the Staff that it has revised the above disclosure to read as follows: “New Madrid has a secure supply of alumina from Gramercy at a net cost...significantly below recent spot market prices…Gramercy has a secure long-term supply of bauxite from St. Ann whose cash cost is significantly below current contracted market prices…”

Please see the Attachment No. 4 containing data from industry sources regarding spot market prices.

“The use of joint labor management safety team at each of our manufacturing facilities has led to a safety record which places us in the top quartile of domestic aluminum producers.”

The Company respectfully advises the Staff that it has revised the above disclosure to read as follows: “For the two year period ending December 31, 2007, the number of reportable incidents for our consolidated company decreased by more than 40%.”

June 18, 2008

Please see the chart below containing data pertaining to the number of reportable incidents at the Company for 2005 and 2007:

	2005	2007
NEW MADRID
Incident	88	40
Hours	2,298,862	2,252,576
NORANDAL
Incident	22	22
Hours	1,766,657	1,708,675

Total Incident	110	62

Total Hours	4,065,519	3,961,251

RIF	5.41	3.13

* * * * *

Should you have any questions in connection with the enclosed materials, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum

cc: Alan K. Brown (Noranda Aluminum Holding Corporation)

ATTACHMENT NO. 1

Source: Brook Hunt

Rank	Name	Country	Production (kt/a)|
1	Warrick	USA	267.0
2	Rockdale	USA	267.0
3	Hannibal	USA	260.0
4	New Madrid	USA	250.0	(a)
5	Hawesville	USA	244.0
6	Mount Holly	USA	228.0
7	Alcoa	USA	220.0
8	Sebree	USA	196.0
9	Ferndale	USA	185.0
10	Ravenswood	USA	170.0
11	Massena West	USA	138.0
12	Massena East	USA	123.0
13	Wenatchee	USA	110.0
14	Columbia Falls	USA	68.0
		Total	2726.0

	New Madrid		250.0
	Total Production		2726.0
	New Madrid % of US Production		9.1709%

(a)	Our actual production is 259. The difference is not material to the calculation.

Flexed 2008 Aluminium Smelters League ranked on Cash Cost (C1) ($/t)

			Using Scenario - 2007 Scenario
Rank	Name	Country	Production (kt/a)|	Cumulative Production	% Lower	Centile	Average Delivered Alumina Cost ($/t)	Other Raw Materials Cost ($/t)	Total Energy Cost ($/t)	Labour Cost ($/t)	Total Other Costs ($/t)	Cash Cost (C1) ($/t)
1	Zhaofeng	China	190.0	190	0.0	0.5	308	142	628	13	83	1174
2	Khakas	Russia	300.0	490	0.5	0.7	693	148	209	32	110	1192
3	Nanshan	China	350.0	840	1.2	0.8	386	147	579	17	69	1198
4	Shanxi Huaze	China	280.0	1120	2.0	0.7	416	137	561	12	77	1204
5	Angul	India	359.0	1479	2.7	0.9	365	203	369	67	207	1212
6	Mozal	Mozambique	564.0	2043	3.5	1.3	645	153	242	60	125	1225
7	Pavlodar	Kazakhstan	88.0	2131	4.9	0.2	375	465	184	51	160	1235
8	Irkutsk (P)	Russia	133.0	2264	5.1	0.3	536	394	177	49	110	1267
9	Pingguo	China	165.0	2429	5.4	0.4	327	129	692	27	96	1272
10	Nag Hammadi (P)	Egypt	270.0	2699	5.8	0.6	694	164	288	31	102	1279
11	Sayansk	Russia	533.0	3232	6.5	1.3	696	119	187	48	232	1281
12	Grande Baie	Canada	207.0	3439	7.7	0.5	603	177	116	233	162	1291
13	Ikot Abasi	Nigeria	98.0	3537	8.2	0.2	639	195	300	82	75	1291
14	Oman Project	Oman	128.0	3665	8.5	0.3	654	160	252	147	84	1297
15	Alba	Bahrain	860.0	4525	8.8	2.1	669	172	264	112	80	1297
16	Alma	Canada	415.0	4940	10.8	1.0	595	168	331	125	89	1308
17	Puerto Madryn	Argentina	390.0	5330	11.8	0.9	620	172	326	57	134	1309
18	Chiping Xinfa	China	360.0	5690	12.7	0.9	363	161	699	15	84	1323
19	Hillside	South Africa	710.0	6400	13.6	1.7	591	141	464	49	86	1331
20	Kuala Tanjung	Indonesia	254.0	6654	15.3	0.6	646	170	258	80	185	1340
21	Renukoot	India	369.0	7023	15.9	0.9	475	225	492	49	125	1365
22	Dubal	United Arab Emirates	935.0	7958	16.8	2.2	622	165	344	114	125	1369
23	Krasnoyarsk	Russia	985.0	8943	19.0	2.4	677	209	217	50	221	1375
24	Henan Wanji	China	350.0	9293	21.4	0.8	330	148	803	16	81	1377
25	Dunkerque	France	260.0	9553	22.2	0.6	616	148	322	133	161	1380
26	Bratsk	Russia	1000.0	10553	22.8	2.4	680	206	198	63	244	1391
27	Korba (P)	India	260.0	10813	25.2	0.6	485	235	535	48	91	1394
28	Laterrière	Canada	228.0	11041	25.9	0.5	602	332	110	182	177	1403
29	Venalum	Venezuela	440.0	11481	26.4	1.1	596	173	347	101	230	1446
30	Aluminio	Brazil	480.0	11961	27.5	1.1	501	217	441	105	189	1452
31	Guizhou	China	480.0	12441	28.6	1.1	365	132	824	13	131	1466
32	Jharsuguda	India	30.0	12471	29.7	0.1	485	235	586	64	110	1479
33	Mosjøen (P)	Norway	188.0	12659	29.8	0.4	567	174	458	149	135	1483
34	Tomago	Australia	550.0	13209	30.3	1.3	604	145	440	131	169	1489
35	Sunndalsøra (P)	Norway	360.0	13569	31.6	0.9	604	156	439	129	168	1495
36	Beauharnois	Canada	52.0	13621	32.4	0.1	611	222	148	312	204	1497
37	Kandalaksha	Russia	75.0	13696	32.6	0.2	500	342	315	93	250	1499
38	Edéa	Cameroon	95.0	13791	32.7	0.2	618	222	358	97	206	1502
39	Portland	Australia	365.0	14156	33.0	0.9	630	163	360	167	184	1504
40	Boyne Island	Australia	560.0	14716	33.8	1.3	617	158	384	164	188	1511
41	Shawinigan	Canada	99.0	14815	35.2	0.2	605	216	148	347	201	1518
42	Alouette	Canada	570.0	15385	35.4	1.4	623	168	483	130	116	1520
43	Bayside (P)	South Africa	112.0	15497	36.8	0.3	594	184	473	83	207	1541
44	Weiqiao	China	430.0	15927	37.1	1.0	403	140	910	13	78	1545
45	Fjardaal	Iceland	340.0	16267	38.1	0.8	651	475	288	72	73	1559
46	Alcasa	Venezuela	185.0	16452	38.9	0.4	594	166	362	211	237	1570
47	Deschambault	Canada	250.0	16702	39.3	0.6	594	168	505	157	160	1585
48	Årdal (P)	Norway	180.0	16882	39.9	0.4	611	199	344	242	190	1587
49	Irkutsk (S)	Russia	299.0	17181	40.4	0.7	538	395	208	195	253	1590
50	Grundartangi	Iceland	260.0	17441	41.1	0.6	663	372	307	89	168	1598
51	Hawesville	USA	244.0	17685	41.7	0.6	532	209	508	226	125	1599
52	Jonquière (P)	Canada	165.0	17850	42.3	0.4	676	182	135	394	216	1603
53	Uralsk	Russia	135.0	17985	42.7	0.3	459	209	570	102	265	1605
54	Novokuznetsk	Russia	320.0	18305	43.0	0.8	654	205	346	113	290	1608
55	Point Henry	Australia	190.0	18495	43.8	0.5	602	165	380	227	236	1610
56	Wenatchee	USA	110.0	18605	44.2	0.3	610	211	333	260	197	1611
76	New Madrid	USA	250.0	18855	44.5	0.6	534	180	540	207	153	1614

Flexed 2008 Aluminium Smelters League ranked on Cash Cost (C1) ($/t)
			Using Scenario - 2007 Scenario
Rank	Name	Country	Production (kt/a)|	Cumulative Production	% Lower	Centile	Average Delivered Alumina Cost ($/t)	Other Raw Materials Cost ($/t)	Total Energy Cost ($/t)	Labour Cost ($/t)	Total Other Costs ($/t)	Cash Cost (C1) ($/t)
57	Tursunzade	Tajikistan	425.0	19030	44.5	1.0	662	356	339	72	185	1614
58	Ziar Nad Hronom (P)	Slovak Republic	158.0	19188	45.5	0.4	754	178	471	85	136	1624
59	Bell Bay	Australia	178.0	19366	45.9	0.4	651	172	365	254	191	1633
60	Hirakud	India	140.0	19506	46.3	0.3	432	251	710	93	157	1644
61	Tongchuan Xinguang	China	240.0	19746	46.6	0.6	874	142	543	13	75	1647
62	Podgorica	Montenegro	120.0	19866	47.2	0.3	792	177	438	95	149	1651
63	Nadvoitsy	Russia	80.0	19946	47.5	0.2	571	369	350	89	275	1654
64	Baie Comeau North (P)	Canada	278.0	20224	47.7	0.7	599	380	366	150	159	1654
65	São Luis (Alumar)	Brazil	464.0	20688	48.4	1.1	571	162	568	117	238	1656
66	Tiwai Point	New Zealand	355.0	21043	49.5	0.8	653	152	514	127	221	1667
67	Massena West	USA	138.0	21181	50.3	0.3	609	180	408	283	194	1673
68	Bayside (S)	South Africa	86.0	21267	50.6	0.2	594	205	466	108	300	1673
69	Zhengzhou	China	58.0	21325	50.8	0.1	419	169	893	38	154	1674
70	Lista	Norway	94.0	21419	51.0	0.2	567	193	474	218	222	1674
71	Sebree	USA	196.0	21615	51.2	0.5	585	174	495	243	177	1674
72	Becancour	Canada	408.0	22023	51.7	1.0	608	168	507	201	189	1674
73	St-Jean-De-Maurienne	France	140.0	22163	52.7	0.3	666	172	409	268	161	1675
74	Kurri Kurri	Australia	165.0	22328	53.0	0.4	594	158	481	242	204	1679
75	Kitimat (S)	Canada	240.0	22568	53.4	0.6	605	178	180	507	213	1682
77	Husnes	Norway	164.0	22982	54.6	0.4	631	376	375	188	118	1687
78	Baie Comeau South (S)	Canada	162.0	23144	54.9	0.4	599	209	390	286	205	1689
79	Warrick	USA	267.0	23411	55.3	0.6	585	200	417	305	186	1692
80	Mostar	Bosnia-Herzegovina	135.0	23546	56.0	0.3	641	185	658	69	140	1694
81	Massena East	USA	123.0	23669	56.3	0.3	609	214	448	254	176	1700
82	Shanxi Huasheng	China	220.0	23889	56.6	0.5	868	142	603	15	77	1705
83	Bogoslovsk	Russia	190.0	24079	57.1	0.5	451	208	625	141	284	1709
84	Straumsvik	Iceland	178.0	24257	57.6	0.4	616	510	245	145	202	1718
85	Linyi Huayu	China	110.0	24367	58.0	0.3	883	165	579	19	73	1719
86	Lianhai	China	390.0	24757	58.3	0.9	889	142	596	17	82	1725
87	Karmøy (P)	Norway	170.0	24927	59.2	0.4	586	397	365	221	158	1726
88	Talum	Slovenia	87.0	25014	59.6	0.2	537	159	704	232	94	1726
89	Zouping	China	140.0	25154	59.8	0.3	905	158	590	17	74	1744
90	Distomon	Greece	166.0	25320	60.1	0.4	562	169	430	396	188	1746
91	Longquan (Yichuan)	China	550.0	25870	60.5	1.3	898	139	581	11	122	1752
92	Shanxi Guanlu	China	117.0	25987	61.9	0.3	900	142	619	19	74	1754
93	Alcoa	USA	220.0	26207	62.1	0.5	591	168	541	284	172	1756
94	Belém (Albrás)	Brazil	465.0	26672	62.7	1.1	596	176	647	128	215	1763
95	Karmøy (S)	Norway	120.0	26792	63.8	0.3	586	195	396	359	227	1764
96	Ferndale	USA	185.0	26977	64.1	0.4	596	208	553	238	170	1765
97	Jiaozuo Wanfang (P)	China	380.0	27357	64.5	0.9	887	138	652	13	77	1766
98	Volkhov	Russia	24.0	27381	65.4	0.1	628	393	383	72	303	1779
99	Lochaber	United Kingdom	46.0	27427	65.5	0.1	597	511	144	276	253	1781
100	Sanmenxia Tianyuan	China	100.0	27527	65.6	0.2	901	154	610	32	86	1783
101	Korba (S)	India	100.0	27627	65.8	0.2	643	292	624	105	122	1786
102	Sichuan Qiya (Emeishan)	China	150.0	27777	66.1	0.4	904	278	484	15	107	1788
103	Slatina	Romania	275.0	28052	66.4	0.7	675	173	647	123	172	1789
104	Lynemouth	United Kingdom	177.0	28229	67.1	0.4	586	166	608	221	211	1792
105	Shangqiu	China	200.0	28429	67.5	0.5	897	149	609	15	131	1800
106	San Ciprián	Spain	234.0	28663	68.0	0.6	619	175	543	237	229	1804
107	Gongyi (Zhongfu)	China	308.0	28971	68.5	0.7	911	145	635	12	104	1808
108	Shenhuo	China	385.0	29356	69.3	0.9	940	144	655	10	64	1813
109	Volgograd	Russia	160.0	29516	70.2	0.4	600	228	635	74	275	1813
110	Keao	China	140.0	29656	70.6	0.3	952	142	572	17	129	1813
111	Chuangyuan	China	277.0	29933	70.9	0.7	897	145	635	16	133	1826
112	Mount Holly	USA	228.0	30161	71.6	0.5	618	174	669	194	171	1826
113	Porto Vesme	Italy	150.0	30311	72.1	0.4	595	182	610	223	225	1836
114	Høyanger (P)	Norway	56.0	30367	72.5	0.1	564	400	427	234	210	1836

Flexed 2008 Aluminium Smelters League ranked on Cash Cost (C1) ($/t)
			Using Scenario - 2007 Scenario
Rank	Name	Country	Production (kt/a)|	Cumulative Production	% Lower	Centile	Average Delivered Alumina Cost ($/t)	Other Raw Materials Cost ($/t)	Total Energy Cost ($/t)	Labour Cost ($/t)	Total Other Costs ($/t)	Cash Cost (C1) ($/t)
115	Norf	Germany	225.0	30592	72.6	0.5	607	182	590	251	212	1841
116	Qinghai Qiaotou	China	350.0	30942	73.1	0.8	977	150	587	14	115	1843
117	Kambara	Japan	6.5	30949	74.0	0.0	636	176	293	587	153	1845
118	Xinwang	China	65.0	31014	74.0	0.2	963	144	592	24	128	1851
119	Seydisehir	Turkey	63.0	31077	74.2	0.2	921	244	351	106	236	1858
120	Baotou East Hope	China	465.0	31542	74.3	1.1	914	140	714	12	79	1859
121	Baihe	China	110.0	31652	75.4	0.3	977	161	576	18	133	1864
122	Rockdale	USA	267.0	31919	75.7	0.6	581	203	606	313	163	1866
123	Danjiang	China	112.0	32031	76.3	0.3	919	287	575	26	63	1869
124	Houmei Hongjun	China	370.0	32401	76.6	0.9	937	139	706	9	83	1874
125	Vlissingen	Netherlands	240.0	32641	77.5	0.6	597	181	707	170	229	1885
126	Ravenswood	USA	170.0	32811	78.0	0.4	609	170	588	328	194	1889
127	Ouro Preto	Brazil	52.0	32863	78.4	0.1	611	194	540	320	228	1894
128	Qingtongxia (P)	China	580.0	33443	78.6	1.4	907	144	756	12	79	1899
129	Qinghai & Haixing	China	400.0	33843	80.0	1.0	923	170	687	18	102	1899
130	Datun	China	110.0	33953	80.9	0.3	886	287	635	26	77	1911
131	Hamburg	Germany	133.0	34086	81.2	0.3	504	191	764	242	210	1911
132	Lannemezan	France	45.0	34131	81.5	0.1	601	376	536	209	190	1911
133	Mianchi Zhongmai	China	130.0	34261	81.6	0.3	928	148	744	24	68	1913
134	Mettur Dam	India	40.0	34301	81.9	0.1	516	298	829	107	163	1914
135	China Central Grid (P)	China	1990.0	36291	82.0	4.8	916	146	746	19	94	1920
136	Santa Cruz (Valesul)	Brazil	97.0	36388	86.8	0.2	684	202	595	198	247	1927
137	Yunnan (P)	China	405.0	36793	87.0	1.0	906	130	796	14	93	1940
138	Sundsvall - Plant 1 (P)	Sweden	67.0	36860	88.0	0.2	529	462	607	225	119	1943
139	Poços De Caldas	Brazil	100.0	36960	88.1	0.2	490	215	798	196	248	1948
140	Sundsvall - Plant 2 (S)	Sweden	50.0	37010	88.4	0.1	532	203	679	324	214	1951
141	Avilés	Spain	86.0	37096	88.5	0.2	651	193	540	333	235	1951
142	Liancheng (P)	China	270.0	37366	88.7	0.6	890	142	789	13	120	1955
143	Fusina 1	Italy	44.0	37410	89.3	0.1	611	200	605	337	218	1970
144	Shandong	China	78.0	37488	89.4	0.2	465	292	1054	40	119	1971
145	Voerde	Germany	86.0	37574	89.6	0.2	587	181	637	347	219	1973
146	Fushun (P)	China	130.0	37704	89.8	0.3	898	149	813	22	99	1981
147	Columbia Falls	USA	68.0	37772	90.1	0.2	722	214	662	255	140	1993
148	Zaporozhye	Ukraine	115.0	37887	90.3	0.3	464	386	871	100	181	2002
149	China NW Grid (P)	China	416.0	38303	90.6	1.0	916	280	690	25	94	2005
150	La Coruña	Spain	82.0	38385	91.6	0.2	648	193	538	393	237	2009
151	Holyhead	United Kingdom	146.0	38531	91.8	0.3	594	196	754	264	203	2011
152	Gansu Hualu (Baiyin)	China	142.0	38673	92.1	0.3	902	154	807	17	132	2012
153	Aratu	Brazil	59.0	38732	92.5	0.1	812	209	561	205	230	2016
154	China South Grid (P)	China	580.0	39312	92.6	1.4	916	280	713	21	94	2022
155	China East Grid (P)	China	218.0	39530	94.0	0.5	916	280	726	24	94	2039
156	China North Grid (P)	China	755.0	40285	94.5	1.8	916	280	732	21	94	2042
157	Zunyi	China	110.0	40395	96.3	0.3	877	278	779	17	131	2082
158	Baotou (P)	China	365.0	40760	96.6	0.9	917	148	895	15	120	2095
159	Sichuan Meishan	China	250.0	41010	97.5	0.6	918	148	940	12	101	2120
160	Guangyuan Qimingxing	China	120.0	41130	98.1	0.3	893	283	922	17	77	2191
161	Baise Yinhai	China	110.0	41240	98.3	0.3	943	287	812	19	142	2203
162	Hannibal	USA	260.0	41500	98.6	0.6	633	432	793	238	162	2259
163	Delfzijl	Netherlands	115.0	41615	99.2	0.3	613	511	663	290	208	2285
164	Essen	Germany	155.0	41770	99.5	0.4	647	476	736	247	206	2312
165	Konin	Poland	55.0	41825	99.9	0.1	813	185	960	226	175	2359
Totals / Weighted Averages			41824.5				683	196	519	102	148	1648

ATTACHMENT NO. 2

Nicholas A. Adams, Jr.	Henry F. Sattlethight
V.P., Statistics & Business Information	Manager, Statistical Programs
Tel: 1-703-358-2984	Tel: 1-703-358-2985
Fax: 1-703-358-2986	Fax: 1-703-358-2986
E-mail: nadams@aluminum.org	E-mail: hsattlethight@aluminum.org

SHIPMENTS OF ALUMINUM FOIL

Report for December 2007	Issued: January 18, 2008

Based on Aluminum Association surveys, estimated shipments of Aluminum Foil by U.S. and Canadian producers totaled 79.8 million pounds in December 2007, off 7.9 percent from the December 2006 total of 86.7 million pounds. Compared to the previous month, shipments decreased 19.5 percent from the November 2007 total of 99.2 million pounds. Year-to-date shipments for 2007 totaled 1,247.1 million pounds, down 6.9 percent from the year-to-date 2006 total of 1,339.5 million pounds.

Participating companies accounted for approximately 97 percent of the estimated industry total.

Producer Shipments	Dec		% Chng Dec/Dec	Nov.	% Chng Dec/Nov	Year-t o-Date		% Chng 07/06
(Millions of Pounds)	2007*	2006		2007*		2007*	2006
Total Foil	79.8	86.7	-7.9	99.2	-19.5	1,247.1	1,339.5	-6.9

(*)	Preliminary

This report is available on The Aluminum Association’s web site: www.aluminum.org.

The Association estimates total industry shipments based on reports by its members of their shipments for the latest month. The Association expands these data to total industry utilizing an expansion ratio that attempts to reflect the relationship of reporters to the total industry. While the Association believes that its statistical procedures and methods are reliable, it does not warrant the accuracy or completeness of the data. All data contained herein are subject to revision. ©The Aluminum Association, Inc.

REPORTING COMPANIES

Report Received (Date)	Participating Companies
January 16, 2008	Alcoa Inc.
January 16, 2008	Aleris International Inc.
January 9, 2008	JW Aluminum
January 10, 2008	Norandal U.S.A.
January 3, 2008	Novelis Corporation

Due Association:	January 15, 2008
Last Report Received:	January 16, 2008

U.S. and Canadian Gross Shipments of Aluminum Foil

(Figures in Thousands of Pounds)

F-1 Report: December	Issued: January 18, 2008

	2007		2006
	Industry(1)	Association	Industry(1)	Association
January	103,043	99,889	113,700	110,220
February	96,079	93,138	107,035	103,759
March	101,187	98,090	119,523	115,865

QTR Total	300,309	291,117	340,258	329,844

April	102,647	99,505	113,948	110,460
May	112,123	108,691	119,620	115,959
June	112,657	109,209	120,319	116,636

QTR Total	327,427	317,405	353,887	343,055

July	111,113	107,712	114,574	111,067
August	113,870	110,385	120,300	116,618
September	103,543	100,374	110,327	106,950

QTR Total	328,526	318,471	345,201	334,635

October	111,718	108,299	114,577	111,070
November	99,244	96,206	98,956	95,927
December	79,849	77,405	86,661	84,009

QTR Total	290,811	281,910	300,194	291,006

Total Year	1,247,073	1,208,903	1,339,540	1,298,540

(1)	Estimated by The Aluminum Association based on survey results.

This report is based on information provided by members which is aggregated by the Association. If is not intended to represent shipments by the total industry. While the Association believes that its statistical procedures and methods are reliable, it does not warrant the accuracy of completeness of the data. All data contained herein are subject to revision.

U.S. and Canadian Shipments of Aluminum Foil

Apparent Demand and Domestic Consumption

(Figures in Thousands of Pounds)

	Producer(1) Net Shipments	Imports(2)	Apparent(3) Demand	Exports(2)	Total(4)	Import % Share of Domestic Markets	Export % Share of Producer Shipments
2006
January	113,700	14,685	128,385	4,178	124,207	11.8	3.7
February	107,035	12,857	119,892	4,257	115,635	11.1	4.0
March	119,523	15,595	135,118	5,865	129,253	12.1	4.9

QTR Total	340,258	43,137	383,395	14,300	369,095	11.7	4.2

April	113,948	16,472	130,420	4,314	126,106	13.1	3.8
May	119,620	18,735	138,355	6,022	132,333	14.2	5.0
June	120,319	15,317	135,636	6,685	128,951	11.9	5.6

QTR Total	353,887	50,524	404,411	17,021	387,390	13.0	4.8

July	114,574	21,933	136,507	6,101	130,406	16.8	5.3
August	120,300	16,095	136,395	6,051	130,344	12.3	5.0
September	110,327	16,067	126,394	5,423	120,971	13.3	4.9

QTR Total	345,201	54,095	399,296	17,575	381,721	14.2	5.1

October	114,577	14,458	129,035	5,313	123,722	11.7	4.6
November	98,956	16,576	115,532	5,742	109,790	15.1	5.8
December	86,661	15,662	102,323	4,001	98,322	15.9	4.6

QTR Total	300,194	46,696	346,890	15,056	331,834	14.1	5.0

YTD Total	1,252,879	178,790	1,431,669	59,951	1,371,718	13.0	4.8

Total Year	1,339,540	194,452	1,533,992	63,952	1,470,040	13.2	4.8

2007
January	103,043	15,757	118,800	3,833	114,967	13.7	3.7
February	96,079	14,613	110,692	4,822	105,870	13.8	5.0
March	101,187	15,955	117,142	5,135	112,007	14.2	5.1

QTR Total	300,309	46,325	346,634	13,790	332,844	13.9	4.6

April	102,647	14,252	116,899	4,442	112,457	12.7	4.3
May	112,123	15,355	127,478	5,772	121,706	12.6	5.1
June	112,657	14,938	127,595	5,403	122,192	12.2	4.8

QTR Total	327,427	44,545	371,972	15,617	356,355	12.5	4.8

July	111,113	16,645	127,758	5,545	122,213	13.6	5.0
August	113,870	14,096	127,966	5,744	122,222	11.5	5.0
September	103,543	16,202	119,745	5,567	114,178	14.2	5.4

QTR Total	328,526	46,943	375,469	16,856	358,613	13.1	5.1

October	111,718	15,728	127,446	5,469	121,977	12.9	4.9
November	99,244	15,960	115,204	4,155	111,049	14.4	4.2
December

YTD Total	1,167,224	169,501	1,336,725	55,887	1,280,838	13.2	4.8

(1)	U.S. and Canadian producer shipments of aluminum foil estimated to 100% coverage.
(2)	Based on published government statistics derived from Customs documentation. Figures contain estimated adjustments to account for apparent misclassifications. Statistics net of U.S./Canada cross-border trade
(3)	Producer shipments less exports.
(4)	Apparent demand less exports.

U.S. and Canadian New Orders of Aluminum Foil

Index: 2001 = 100

Month	Foil
2006
January	122.16
February	117.85
March	131.88
April	114.39
May	126.93
June	118.94
July	107.18
August	125.97
September	120.12
October	118.16
November	90.26
December	89.28
Total Year	115.26

2007
January	115.48
February	107.21
March	104.30
April	110.60
May	117.17
June	112.99
July	111.54
August	111.59
September	92.90
October	98.34
November	101.55
December	90.90
Total Year	106.21

Percent Change
Curr Mo/Prev Mo	-10.5
Curr Mo/Prev Yr	1.8
Curr YTD/Prev YTD	-7.8

Based on responses received from participating companies.

ATTACHMENT NO. 3

ATTACHMENT NO. 4

April 2008	Alumina	www.crumonitor.com

CRU estimates on freight rates for bauxite and alumina on major trade routes (USS/tonne)

		2005		2006		2007			2008
		H1	H2	H1	H2	H1	Dec	H2	Feb	Q1	Apr
Alumina	Carib/Ven - NW Europe	31.0	19.2	22.5	29.7	44.8	52.0	51.2	46.0	47.6	62.5
	W. Australia - China[3]	31.0	23.9	27.8	34.3	34.4	70.0	62.0	49.3	54.7	56.5
Bauxite	Welpa - Porto Vesme	30.6	16.1	18.8	26.8	38.8	64.5	59.8	36.0	39.1	42.5
	Guinea - Point Comfort	14.4	9.4	13.8	18.7	22.7	32.5	33.8	25.0	27.3	29.0

	May-08	June-08	Jul-08	Oct-08							Cur[3]
Freight futures[1]	6955	6923	6895	6521	Baltic Dry Index	5299	9854	8754	6849	6868	8350

Notes: CRU estimates are calculated from average of reported fixtures and market contacts. Freight rates are not necessarily comparable within each other within each trade route, as they may differ, for example, by size of vessel used. NW Europe includes Norway and UK. 1. Freight Futures is an implied futures Paramex index. 2. Baltic Dry Index (BDI) is the current closing price 25th Feb 2008. 3 Represents an freight rates from Bunbury for a 25-30,000 vessel.

Caustic soda price developments (US$/dry metric tonne, fob)

	2006	2007				2008
	Q4	Q1	Q2	Q3	Q4	Jan	Feb	Mar	Q1	Apr
Contract
West Europe	262	258	258	280	280	337	337	337	337	337
US Gulf	350	255	255	337	337	410	410	410	410	410
Saudi Arabia	255	265	265	270	270	300	300	300	300	300
Spot
West Europe	303-323	295-320	280-320	290-325	315-335	325-355	355-365	380-395	325-395	410-420
US Gulf	265-276	288-314	353-386	386-430	390-420	446-457	496-507	551-579	405-525	606-617

Data: British Sulphur Consultants industry price estimates.

CRU estimates of traded bauxite prices (fob,US$/tonne)

	Boke		Trombetas		Welpa		Guyana		India		Indonesia
	Spot	Contract	Spot	Contract	Spot	Contract	Spot	Contract	Spot	Contract	Spot	Contract
2003
H1	27.6	25.1	25.5	22.5	n/a	17.7	n/a	28.5	n/a	15-19	n/a	11-17
H2	27.6	25.1	25.5	23.0	n/a	17.7	n/a	28.5	n/a	15-19	n/a	10-14
2004
H1	30.7	28.2	n/a	21-24	n/a	16-18	n/a	29.2	n/a	16-19	n/a	11-14
H2	30.7	28.2	n/a	23-26	n/a	16-18	n/a	29.2	n/a	16-19	n/a	11-12
2005
H1	31.3	28.8	n/a	25-28	n/a	14-19	n/a	29.8	n/a	17-20	n/a	10-12
H2	31.3	28.8	n/a	26-29	n/a	14-19	n/a	29.8	n/a	18-24	n/a	10-12
2006
H1	32.5	29-31	n/a	27-30	n/a	18-20	n/a	32.5	n/a	21-27	n/a	10-14
H2	32.5	29-31	n/a	31-34	n/a	18-21	n/a	32.5	n/a	24-28	n/a	11-14
2007
H1	n/a	28-30	n/a	35-38	n/a	21-24	n/a	30.5	n/a	24-27	n/a	12-17
H2	n/a	28-30	n/a	37-40	n/a	13-23	n/a	27.5	n/a	26-33	n/a	14-20
2008
H1	n/a	28-30	n/a	37-40	n/a	19-22	n/a	28.0	n/a	27-35	n/a	17-22

Data: CRU: Industry contacts and estimates. Notes: Welpa price is a CRU estimate. Where possible the above estimates refer to bauxite on a dry metric tonne basis. Boke contract price refers to the discounted weighted average price. Changes may be made to historical data on receipt of new information.

Chalco cuts spot alumina prices by 16.7%

Chalco has cut alumina prices

Aluminum Corp of China Ltd (Chalco), the world’s third-largest producer of alumina, has reduced spot alumina prices by 16.7%, the first reduction since December.

The move could hurt profits at Chalco, the top alumina supplier in China, but add profits of CNY1,400/t to smelters, aluminium smelter officials and analysts said.

“We want to release some stocks,” a Chalco source told Reuters. He did not provide Chalco’s alumina stock levels. “The move was also to follow market prices,” he said.

Chalco was offering spot alumina at CNY3,500/t (US$505.4) versus CNY4,200/T on Monday, it said on its website. It raised spot alumina prices 10.5% to CNY4,200 in mid-December last year.

Prices of alumina, the raw material for the production of primary aluminium, have fallen more than 20% so far this year to around CNY3,500/t in China due to increased production by Chinese refineries, including Chalco.

China’s alumina production rose 19% on the year to 7.2Mt in the first four months of this year. Chalco said last week the group’s alumina production would be below 11Mt this year versus last year’s 10.2Mt.

About 2t of alumina are needed for production of 1t of primary aluminium in China.

“The extra profits could be short-lived. Aluminium prices may fall because demand is weakening,” said a trade manager at a large aluminium smelter in Henan province.

He said China’s tight credit conditions had cut aluminium end-users’ access to cash to buy the metal, which is used in construction, packaging and auto sectors.

Cash production costs in China are around CNY17,500-18,000/t, leaving margins of CNY500-1,000 for spot metal, which traded at about CNY18,500/t on Tuesday.

(Reuters, June 3)

Related articles:

Chalco’s 2007 profit results fail to impress

Chalco eyes Chinalco assets

Alumina Spot Price	$505.40
Frt. to N. Madrid	$45.00

$550.40

@50% =	$275.20

YTD April Net Gramercy Cash Cost =	$268.82

=	49%

All Content © Mining Journal 2008, all rights reserved. Terms & Conditions Privacy Statement webmaster@mining-journal.com